Mail Stop 4561

January 7, 2010

Mr. Douglas Valenti
Chief Executive Officer and Chairman
QuinStreet, Inc.
1051 East Hillsdale Blvd., Suite 800
Foster City, CA 94404

> Re: **QuinStreet, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on December 22, 2009**
> **File No. 333-163228**

Dear Mr. Valenti:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel. Unless otherwise noted, all references to prior comments refer to comments appearing in our letter dated December 16, 2009.

Outside Front Cover Page of the Prospectus

1. We note your response to prior comment 4. Please advise us as to the role played by your financial advisor in the offering, and address the significance of this information to investors in accordance with the plain English rules. Please also provide additional support for your position that including the financial advisory fee in the table on the cover page is consistent with Item 501(b)(3) of Regulation S-K, which requires you to itemize "underwriter's discounts and commissions," without reference to incidental expenses of the offering. Similar concerns are raised by disclosure appearing in the section of your prospectus entitled "Underwriters." See Item 508(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 41

2.   We note the revised disclosures made in response to prior comment 10. When the price range for the offering is determined, please revise your disclosures to include a discussion of each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock at each valuation date.

3.   We note your fair value disclosures in response to prior comment 14. When the price range for the offering is determined, the fair value amounts related to all outstanding vested and unvested options should be updated for consideration of the estimated IPO price subsequent to this request through the effective date of the registration statement.

Discussion of specific valuation inputs from July 2008 through November 2009, page 44

4.   The fifth sentence of the paragraph relating to the October 6, 2009 grant date indicates that you reassessed the fair value of the common stock as of October 6, 2007. As this appears to be a typographical error, please revise your disclosure to reflect the correct date.

Quarterly Results of Operations

Adjusted EBITDA, page 54

5.   The fifth sentence of the last paragraph on page 55 indicates that Adjusted EBITDA as a percentage of revenue was 27% for the three months ended March 31, 2008. However, it appears this should refer to the three months ended March 31, 2009. Please revise your disclosure accordingly.

Executive Compensation

Performance-Based Cash Bonuses, page 82

6.   We note your response to prior comment 20, and your revised disclosure on the top of page 83. Given that you appear not to have distributed the entire 15% pool to your named executive officers, please clarify this section by disclosing the dollar amount of the 15% pool, and the dollar amount of each actual award to the named executive officers under the 2009 Incremental Bonus Plan for fiscal year

2009. For purposes of comparison, please also disclose the dollar amounts of each actual award to the named executive officers under the 2009 Bonus Plan.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406, if you have questions regarding comments on the financial statements and related matters. Please address all other questions to me at (202) 551-3503, or, if you require further assistance, to Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: Via facsimile: (415) 693-2222
        Jodie Bourdet, Esq.
        David Peinsipp, Esq.
        Cooley Godward Kronish LLP